Exhibit 99.1

November 19, 2025

Microinference Pte Ltd

39 Holland Green Holland Green

SINGAPORE SG 276162

Singapore

RE: NPN Program Membership Promotion

Dear Justin Wang,

Thank you for your partnership and participation in the NVIDIA Partner Network (NPN) Program. We are excited to recognize your ongoing success and growth with NVIDIA in the NPN Solution Provider Partner Program and are pleased to inform you that, effective November 19, 2025, your membership level will be elevated for the following competency (or competencies):

Competency(ies)

Compute, Preferred level

Networking, Preferred level

As a Preferred membership level partner, you may be eligible for enhanced program benefits. Additionally, competency requirements for this new level may have changed. Please review the NPN Program Guide for information on benefits and requirements associated with this new membership level. We encourage you to visit the “My Dashboard” section on the NPN Portal for specific program details.

Please contact your NVIDIA representative for complete details related to program benefits and requirements of this new level:

Congratulations on your achievement and thank you for your commitment and partnership with NVIDIA. We look forward to supporting your continued success.

Sincerely,

VP, NVIDIA Partner Network

NVIDIA Corporation

NVIDIA Corporation | 2788 San Tomas Expressway | Santa Clara, CA | T 408-486-2000 | F 408-486-2000 | www.nvidia.com